Exhibit B-1


                                                                  CONFORMED COPY





Powergen plc
53 New Broad Street
London  EC2M 1SL

                                                                 8th April, 2001

Dear Sirs

Offer for Powergen plc ("Powergen")

We refer to the pre-conditional offer (the "Offer") for the entire issued share capital of Powergen (the "Shares") proposed to be announced by E.ON AG ("E.ON") and Powergen by release of the joint press announcement to be issued by E.ON and Powergen in the form which is attached to this letter agreement as Annex 1 (the "Press Announcement"). Terms defined in the Press Announcement have the same meanings when used in this letter agreement, unless the context requires otherwise.

1.   Agreement to make Offer if Pre-conditions satisfied

1.1 E.ON and Powergen undertake to release the Press Announcement forthwith upon execution of this letter agreement.

1.2 E.ON undertakes that, unless the Panel otherwise consents for the purposes of Rule 2.7 of the City Code, it will make the Offer in accordance with the terms and conditions set out in the Press Announcement as promptly as reasonably practicable, and in any event within 28 days, following the satisfaction (or deemed satisfaction) or waiver of the Pre-conditions.

1.3 Each of E.ON and Powergen confirms to the other that it has obtained all appropriate board and corporate authorities for the purpose of entering into this letter agreement and releasing the Press Announcement.

1.4 E.ON confirms that it has obtained all appropriate board and corporate authorities for the purpose of satisfying the Pre-conditions and making and implementing the Offer.

2.   Pre-conditions and Conditions

2.1 Each of the parties will use all reasonable endeavours to achieve satisfaction of the Pre-conditions and the Conditions as soon as practicable. Without prejudice to the generality of the foregoing, each party shall:-

     (A)  promptly, and in any event within any relevant time limit:-

          (i) fulfil any request for information from each national or state competition or regulatory authority (including without limitation the SEC, FERC, The Committee on Foreign Investment in the United States, the state regulatory authorities in Kentucky and Virginia, the European Commission and OFGEM) (each a "Notified Authority");

          (ii) inform the other party as soon as reasonably practicable in advance of any notification or other communication (in writing or otherwise) which it proposes to make or submit to each Notified Authority;

          (iii) provide the other party with a draft and with final copies of any written notifications; and

          (iv) consider in good faith any comments made by the other party with respect thereto;

          provided that E.ON may defer proceeding with the necessary steps to fulfil Pre-conditions 1 and 2 for so long as such deferral would not reasonably be expected to result in such Pre-conditions being satisfied after the other Pre-conditions;

     (B) keep the other party informed on a current basis as to the progress and outcome of any notification made to or meeting held with each Notified Authority including, where reasonably requested by the other party, permitting joint attendance at meetings with each Notified Authority; and

     (C) co-operate with the other party in providing to each Notified Authority such information as may reasonably be requested by the other party to ensure that the proposed acquisition of Powergen by E.ON is validly and promptly notified to each Notified Authority and any request for information from a Notified Authority is fulfilled promptly and in any event in accordance with any relevant time limit.

2.2 In connection with their common interest in conducting any legal or regulatory proceedings before any Notified Authority, the parties' respective legal advisers may from time to time enter into agreements as to the manner in which such proceedings will be conducted ("Common Interest Agreement") and may from time to time exchange information and generate joint memoranda of legal advice ("Privileged Legal Memoranda") to which such Common Interest Agreement(s) apply. Each of the parties will comply with the terms of any such Common Interest Agreement and, except as permitted by the terms of any such Common Interest Agreement, neither of the parties will disclose, or waive legal privilege in relation to, any such Common Interest Agreement, any Privileged Legal Memoranda or any other information that is subject to any such Common Interest Agreement without the prior written consent of the other party.

2.3 To the extent that any Privileged Legal Memoranda advise the parties that E.ON is likely to be required to accept or give particular restrictions, commitments or undertakings in order to obtain the requisite approvals to satisfy the relevant Pre-conditions, E.ON shall accept such restrictions, commitments or undertakings as satisfactory for the purposes of such Pre-conditions and shall not refuse to accept or give such restrictions, commitments or undertakings. In other respects, the obligations of E.ON in respect of the relevant Pre-conditions shall be determined in accordance with the terms of such Privileged Legal Memoranda and E.ON shall act in conformity with the contents thereof. To the extent that any such Privileged Legal Memorandum refers to a materiality threshold in respect of any matter contained therein, the parties agree that the Panel will determine whether any such threshold has been met. The foregoing provisions of this paragraph shall apply equally to any Conditions that are in the same terms as the Pre-conditions.

2.4 To the extent that any issue relating to the Pre-conditions (or the Conditions in the same terms) arises that is not to be determined in accordance with paragraph 2.3 and in relation to the remaining Conditions (other than Condition 1), Rule 13, Note 2 of the City Code shall apply and the issue in question will be determined by the Panel. The parties agree that in respect of paragraph 2.3 and 2.4, either of them may appeal against any such determination by the Panel Executive or the Panel in accordance with the City Code, but that any such determination that is not appealed or that is finally determined on appeal shall be final and binding for the purposes of the Offer.

2.5 E.ON shall not deem as satisfied, waive or modify any of the Pre-conditions without the prior written consent of Powergen, which will not be unreasonably withheld. Powergen hereby agrees that it would be unreasonably withholding its consent to waiving a Pre-condition if a Notified Authority has refused to accept a notification due to the pre-conditional nature of the Offer. Notwithstanding the foregoing, E.ON agrees that Powergen will not be withholding its consent unreasonably if it requires the obligations applicable to E.ON in paragraph 6 below to extend to any Pre-condition that will become a Condition upon the Offer being made by E.ON (or a wholly-owned subsidiary of E.ON).

2.6 In determining whether for the purpose of the Conditions any matter has and/or would have an effect which is material in the context of the Offer, the Powergen Group taken as a whole or the Wider Powergen Group taken as a whole (as the case may be), reference shall be made to all relevant circumstances, including, in the first instance (but without limitation), to the effect of such matter on the consolidated balance sheet of the Powergen Group and whether such effect would make a material difference to that balance sheet as at 31st December, 2000; but (for the avoidance of doubt) the absence of such an effect or difference shall not be conclusive.

3.   Restrictions on declaring Offer unconditional

     E.ON shall not invoke Condition 1 on the first closing date of the Offer. The final closing date of the Offer will be not less than 21 days following the first closing date.

4.   Employee matters

     Each of E.ON and Powergen agrees to comply with the terms of Annex 2 to this letter agreement in relation to employee matters.

5.   Exclusivity

5.1 For the purposes of this letter agreement, "Competing Proposal" shall mean a proposal, an indication of interest or an offer of any kind from any third party (other than E.ON or any party acting in concert with E.ON within the meaning of the City Code) for the acquisition of existing or new shares or other equity securities of Powergen representing more than 10 per cent. of the Shares (but shall not include matters to which E.ON has consented for the purposes of paragraph 7).

5.2 Powergen agrees that it will not, and will procure that none of its subsidiary undertakings (or any of its or their respective directors, employees, advisers, agents or representatives acting in that capacity) will, directly or indirectly:

     (A)  solicit or initiate the submission of any Competing Proposal;

     (B) initiate any discussions or negotiations with any person in relation to any Competing Proposal; or

     (C)  propose, or enter into, any Competing Proposal,

     provided that (without prejudice to paragraph 6) this paragraph shall not prevent the directors of Powergen from investigating, implementing and recommending to Powergen's shareholders a bona fide offer for the entire issued share capital of Powergen that has not been solicited or initiated in breach of the foregoing provisions to the extent that they reasonably conclude that it is necessary for them to do so to satisfy their fiduciary duties.

5.3 If information about the affairs of Powergen or any of its subsidiary undertakings is given to another third party in connection with a Competing Proposal, Powergen will provide the same information to E.ON promptly without request.

5.4 Powergen will promptly (and within not more than 48 hours) notify E.ON of any serious indication of interest in making a Competing Proposal of which it or any of its directors or officers becomes aware and Powergen will thereafter keep E.ON informed of the status of any such Competing Proposal.

5.5 Powergen confirms that neither it nor any of its directors or officers nor any other person on Powergen's behalf have previously engaged in discussions which have not been terminated with respect to a Competing Proposal.

6.   Fees

6.1 As an inducement to E.ON to release the Press Announcement, Powergen agrees that E.ON shall (unless prohibited by section 151 of the Companies Act) be entitled to payment of an amount equal to the Basic Fee Amount (as defined in paragraph 6.3) if:

     (A) the Offer lapses or it is announced that the Offer will not be made or is withdrawn following the announcement of a Competing Proposal (whether or not subject to any pre-condition) that is recommended by a majority of the directors of Powergen (or a majority of those directors taking part in the consideration of the Competing Proposal) and such Competing Proposal, or an amended version thereof, is completed; or

     (B) the Offer lapses or it is announced that the Offer will not be made or is withdrawn following more than one director of Powergen failing to recommend, or ceasing to recommend, the Offer or Scheme of Arrangement, as the case may be, or materially qualifying his recommendation (other than, in each case, because of a breach by E.ON of its obligations under this letter agreement);

     (C) E.ON elects, with the consent of Powergen, to implement the acquisition of Powergen Securities by way of Scheme of Arrangement and the Scheme of Arrangement does not become effective as a result of the directors of Powergen failing to take all necessary action within their power as set out in paragraph 8 to implement the Scheme of Arrangement; or

     (D) the Offer lapses or it is announced that the Offer will not be made or is withdrawn following any member of the Powergen Group breaching the terms of this letter agreement in any material respect or Powergen knowingly taking any action which prevents a Pre-condition or Condition from being satisfied in a material respect, intending it from being so satisfied.

     For the avoidance of doubt, Powergen shall not be obliged to pay any amounts under this paragraph 6.1 in any other circumstances and shall not be obliged to pay an amount under more than one of the sub-paragraphs of this paragraph.

6.2  E.ON agrees as follows:-

     (A) Powergen shall be entitled to payment of an amount equal to three times the Basic Fee Amount if, other than in circumstances to which paragraph 6.2(C)(ii) applies:-

          (i) E.ON, acting in wilful breach of this letter agreement, determines that it does not wish to proceed with the Offer, and the Offer is not made;

          (ii) the Offer is not made as a result of E.ON or any member of the E.ON Group knowingly taking any action that prevents the Pre-conditions from being satisfied or knowingly omitting to take any action that is necessary to satisfy the Pre-conditions, in each case intending to prevent the Pre-conditions from being satisfied; or

          (iii) the Offer is not made as a result of E.ON or any member of the E.ON Group failing to give any specific commitments or to accept specific restrictions that the parties are expressly advised in any Privileged Legal Memoranda that E.ON will be or is likely to be required to give or accept (ignoring any agreement by E.ON or requirement of the City Code that E.ON accepts additional or amended requirements that are not materially less favourable or that are not of material significance to E.ON in the context of the Offer);

     (B) Powergen shall be entitled to payment of an amount equal to twice the Basic Fee Amount if the Offer is not made or lapses as a result of Pre-condition 6 or 7 not being satisfied, and the reason for such Pre-condition not being satisfied is that any shareholder of E.ON has failed to take any action, to give any commitment or to accept any restriction that the parties are expressly advised in any Privileged Legal Memorandum will or is likely to have to be taken, given or accepted by such shareholder in connection with such Pre-conditions; and

     (C) Powergen shall be entitled to payment of an amount equal to the Basic Fee Amount if any of the following conditions is satisfied:-

          (i) the Offer is not made or lapses as a result of Pre-condition 6 or 7 not being satisfied, and the reason for such Pre-condition not being satisfied is that relevant information relating to E.ON that should have been provided by E.ON to the Staff of the Division of Investment Management of the SEC prior to the date of this letter agreement was not so provided, and the failure to provide such information amounted to gross negligence or wilful misrepresentation on the part of E.ON; or

          (ii) in relation to commitments, conditions, requirements and/or restrictions of a State regulatory authority or the SEC for the purposes of Pre-conditions 4, 6 or 7 that E.ON accepts should be subject to a materiality test, the Panel determines that such requirements are not material to E.ON in the context of the Offer and that E.ON should proceed with the Offer and E.ON nevertheless determines that it will not make or proceed with the Offer.

          For the avoidance of doubt, E.ON shall not be obliged to pay any amounts under this paragraph 6.2 in any other circumstances and shall not be obliged to pay an amount under more than one of the sub-paragraphs of this paragraph. In particular, but without prejudice to the generality of the foregoing, E.ON shall not be obliged to pay any amounts to Powergen if it refuses to give or accept additional or extended commitments, conditions, requirements and/or restrictions in respect of matters that E.ON and Powergen agree should not be subject to any materiality test.

6.3 For the purposes of this paragraph 6, the "Basic Fee Amount" shall be(pound)50 million.

6.4 Any amount falling due under this paragraph 6, once it has become payable, will be paid without deduction, set-off or counterclaim within five business days following a written demand for payment from the party entitled to such payment. Payment of such amount shall be the limit of liability in respect of, and shall constitute full and final settlement of, all claims of the party entitled to such payment in respect of the breach or other matter giving rise to the payment, whether under this letter agreement, any other agreement or otherwise, including (without limitation) damages for breach of contract and claims in tort. Each party waives any right to claim that a payment required to be made under this paragraph 6 is invalid on the grounds that it is a penalty.

7.   Conduct of Business

     Powergen undertakes that it will not voluntarily do or omit to do any act if it is aware that such act, or omission to act, would cause any of the Pre-conditions or any of the Conditions (including in particular, but without prejudice to the generality of the foregoing, Condition 13) not to be satisfied in a material respect without the prior approval of E.ON. E.ON shall not unreasonably withhold or delay such approval.

8.   Scheme of Arrangement

     E.ON may, with the consent of Powergen, implement the acquisition by it of the Powergen Securities by way of Scheme of Arrangement. Powergen will not withhold its consent unless (acting reasonably) it believes that a Scheme of Arrangement will result in material delay in the context of the transaction. If Powergen consents to the acquisition of the Powergen Securities by way of Scheme of Arrangement:

     (A) the Scheme of Arrangement will contain provisions and will be promptly implemented by Powergen and E.ON in accordance with the terms and conditions set out in the Press Announcement (as such terms and conditions may be modified by the agreement of the parties) and will be a cancellation scheme rather than a transfer scheme (except to the extent of any Powergen Shares for which valid elections for the Loan Note Alternative are made);

     (B) following satisfaction or waiver of the Pre-conditions, Powergen will promptly present a petition (together with all necessary supporting documents) to the Court for leave to convene a meeting of its shareholders to approve the Scheme of Arrangement and post the Scheme Document (together with appropriate forms of proxy) to its shareholders as soon as practicable after the Court has granted leave to convene such meeting;

     (C)  Powergen undertakes to E.ON that:

          (i) subject to each of the Conditions 2 to 16 having been satisfied or waived and the Scheme of Arrangement having been sanctioned at the Final Court Hearing, it will promptly take all action necessary to make the Scheme of Arrangement effective as soon as practicable after the Final Court Hearing; and

          (ii) it will only take the necessary action to make the Scheme effective if each of the Conditions 2 to 16 has been satisfied or waived,

          and E.ON agrees to notify Powergen prior to the Final Court Hearing whether such Conditions have been satisfied or waived; and

     (D) the obligations of Powergen in this paragraph 8 are subject to E.ON providing Powergen with such assistance as it may reasonably require to implement the Scheme of Arrangement, including, without limitation, E.ON undertaking to the Court on the hearing of the petition to be bound by the Scheme of Arrangement and providing all such information as is reasonably required by Powergen for the preparation of the Scheme Document.

9.   Termination

     With the exception of any obligation under paragraph 6, E.ON and Powergen's obligations under this letter agreement will terminate (without prejudice to the parties' rights in respect of prior breaches) if:

     (A) once made, the Offer lapses in accordance with its terms or, with the consent of the Panel, the Offer is withdrawn or not made;

     (B) the Pre-conditions have not been satisfied or waived on or before 9th July, 2002; or

     (C) with the consent of Powergen, E.ON elects to implement the acquisition of Powergen Securities by way of the Scheme of Arrangement and:

          (i) the Scheme of Arrangement is not sanctioned by the relevant holders of Powergen Securities at the Court Meetings; or

          (ii) the Scheme of Arrangement is not sanctioned by the Court.

10.  Confidentiality

     E.ON and Powergen confirm that they remain bound by the terms of the Confidentiality Agreement entered into between them on 9th January, 2001.

11.  Amendments

     No variation of this letter agreement shall be valid unless it is in writing and signed by or on behalf of E.ON and Powergen.

12.  Invalidity

     If any provision of this letter agreement is held to be invalid or unenforceable, then such provisions will (so far as it is invalid or unenforceable) be given no effect and will be deemed not to be included in this letter agreement but without invalidating any of the remaining provisions of this letter agreement.

13.  Contracts (Rights of Third Parties) Act 1999

     E.ON and Powergen do not intend that any provision of this letter agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any party other than E.ON or Powergen.

This letter agreement will be governed by and construed in accordance with English law.

Please confirm your agreement to the terms of this letter agreement by signing and returning to us a copy of this letter.

Yours faithfully



         HARTMANN                           GAUL
By .................................
duly authorised for and on behalf of
E.ON AG



AGREED AND ACCEPTED

By ..................................       E A WALLIS
duly authorised for and on behalf of
POWERGEN PLC                                NICHOLAS BALDWIN

                                     ANNEX 1

                               Press Announcement

                [a copy of the Press Announcement, initialled on
               behalf of the parties for identification, follows]

                                     ANNEX 2

                                Employee Matters

Powergen and E.ON agree that the following arrangements will, subject to the Offer being declared unconditional in all respects ("Completion"), be implemented with respect to Powergen's current employment and benefit arrangements:

1.   Share Schemes

"Post-Completion Exercise Period" means the longest period specified in the rules of the relevant scheme in which participants may exercise their options following Completion, unless sections 428-430 of the Companies Act 1985 are invoked when the shorter period calculated by reference to those sections will apply.

In addition to participants in Powergen's share option schemes being entitled to exercise their options following Completion within the Post-Completion Exercise Period and to assent the Powergen shares received to the Offer, the following arrangements will also apply to participants.

(i)  Powergen Executive Share Option Schemes

(a) E.ON will implement a cancellation proposal by which optionholders under the schemes may accept a payment equal to the latent profit in their options (determined by reference to the excess of the Offer Price over the exercise price of Powergen shares under option) in consideration for the release of their options. This payment will be available throughout the Post-Completion Exercise Period specified in the relevant scheme rules. This will avoid optionholders having to raise exercise finance to exercise their options.

(ii) Powergen Savings-Related Share Option Schemes

(a) E.ON will implement a cancellation proposal by which optionholders under the schemes may accept a payment equal to the latent profit in their options (determined by reference to the excess of the Offer Price over the exercise price of Powergen shares under option) in consideration for the release of their options. The cash cancellation payment will only be made in relation to the number of Powergen shares that could have been acquired on early exercise of the options as at the last date permitted under the scheme rules following the Offer, and not the full number of shares under the option. This payment will be available throughout the Post-Completion Exercise Period specified in the relevant scheme rules.

(b) To the extent that optionholders under the savings-related share option schemes elect to exercise options in connection with the Offer (or to receive a payment as described above in return for the release of their options) they shall (no later than one month after the date of exercise or release) receive a payment equal to the additional profit which the relevant optionholder would have made had he notionally continued saving under the savings contract linked to his option for an additional period of six months from the end of the Post-Completion Exercise Period or, if earlier, to the end of his savings contract. It is acknowledged that this cash payment will give rise to income tax and national insurance contributions (and the cash payment received by the optionholder shall be net of such withholdings). This sub-paragraph will not apply to options granted in and after 2001.

(iii) All Share Schemes

(a) All Powergen share schemes will be operated in the normal way, as set out in the side letter dated 6 April 2001, until Completion (including, without limitation, in relation to Powergen's right to make new grants in respect of the period prior to Completion).

2.   Employment Matters

(a) E.ON shall procure that the existing employment rights (including pension rights) of Powergen employees shall continue unchanged and be fully safeguarded for a period of two years following Completion. For these purposes, "existing employment rights" are those at the date of this agreement which Powergen will not materially change other than pursuant to their terms in the ordinary course of business and which include, without limitation, contractual terms and conditions, and established practices which have or may have become an implied term of employees' contracts. In addition, for a period of at least two years after Completion, Powergen shall procure that, to the extent that the employment of any Powergen employees is terminated in breach of contract by Powergen, the compensation due to such employees shall be determined without reduction for mitigation.

(b) E.ON agrees to honour all Powergen non-contractual employment-related arrangements, including but not limited to compensation and benefit plans, bonus and compensation commitments, relocation, termination and severance policies (including the principle of "non-compulsory" (voluntary) severance) and collective bargaining agreements and commitments as well as matters specifically provided for in this Annex for a period of two years following Completion.

(c) E.ON agrees that all of Powergen's current benefit schemes and arrangements (except arrangements involving shares) shall continue in force for a minimum of two years following Completion, in relation to all employees who enjoy such benefits as at Completion. Further, Powergen shall be entitled to continue to apply these arrangements for new starters and promotions following Completion. E.ON agrees that Powergen shall have the discretion to continue or vary all of Powergen's current arrangements as outlined in 2(a) above following Completion.

(d) E.ON guarantees that, with respect to Powergen's annual bonuses for the 2001 and 2002 financial years (to the extent that such bonuses are paid after Completion), a participant will be guaranteed a minimum bonus equal to the percentage of base salary applicable to the on-target bonus percentage as described in the US and UK incentive plans as set out in the side letter dated 6 April 2001. To the extent such bonuses are paid before Completion, Powergen will operate its bonus arrangements on the basis currently in force.

(e) E.ON agrees that it will, in conjunction with Powergen's management, develop long-term incentive arrangements for Powergen's management on a basis which is no less favourable than current long-term incentive schemes in which Powergen's management participates. Such arrangements will come into effect no later than Completion and will continue for a period of at least two years after Completion.

(f) E.ON undertakes to continue to operate the consultation and negotiation arrangements that Powergen currently has in place, both directly and with its employees and through recognised unions.

3.   Pension matters

(a) E.ON agrees that it is appropriate for Powergen to implement arrangements (if it has not already done so) by which participants in the Powergen Unapproved Top-Up Pension Scheme (which is an unfunded pension scheme for certain senior executives) should be provided with security for payment by Powergen of their pensions in due course. Powergen currently intends to achieve this by charging certain assets in favour of a trustee in order to secure payment of such pensions in the event that Powergen defaults in performance of its contractual obligations to such participants.

(b) E.ON shall provide for a period of five years following Completion retirement and death benefits in respect of service after Completion, for and in respect of all Powergen employees who are not "protected employees" for the purposes of the Electricity (Protected Persons) (England and Wales) Pension Regulations 1990 that are no worse than those benefits provided for and in respect of him/her immediately before Completion, unless the employee agrees otherwise. "Protected employees" are entitled to their protection without time limits.

4.   Retention and other compensation matters

(a) Powergen will determine appropriate retention arrangements to be put in place for employees below executive director level whose retention is considered critical to achieving the successful closure of the transaction and business continuity throughout the period to Completion and will consult E.ON with respect to Powergen's determinations before they are made. At executive director level, Powergen will obtain the consent of E.ON (with such consent not to be unreasonably withheld) before determining such retention arrangements. E.ON will determine what arrangements might need to be put in place to address the post-Completion retention issues.





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